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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 28, 2011

Re:	Ally Financial Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment No. 3”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 9, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 3 are enclosed and have been marked to show changes from Amendment No. 2 to the Registration Statement filed on June 3, 2011. References to page numbers in our response are to page numbers in Amendment No. 3. Capitalized terms defined in Amendment No. 3 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 3.

General

1.	We note your response to comment 2 in our letter dated May 27, 2011. In particular, we note your reliance on Rule 416 to register an indeterminable number of shares of

Mr. Christian N. Windsor	2	June 28, 2011

common stock that may become issuable upon settlement of the stock purchase contracts. However, changes in the settlement rate as a result of changes in market price are not consistent with Rule 416 and therefore you must register those shares or have a valid exemption for the conversion. Please revise to register an amount of shares based on a reasonable good-faith estimate of the maximum amount of shares you will need to cover settlements. Refer to Securities Act Rules Compliance & Disclosure Interpretation 213.01 for guidance.

When the Company files a pre-effective amendment that includes the price range, it will register a number of shares of its common stock based on its reasonable good-faith estimate of the maximum number of shares needed to cover settlement of the purchase contracts that are components of the Company’s tangible equity units, and the Company has revised the cover of the Registration Statement accordingly. In accordance with Securities Act Rules Compliance & Disclosure Interpretations 213.01 and 213.02, the Company understands that if the number of shares needed to settle the purchase contracts is greater than the Company’s estimate due to the operation of the formula that links the number of shares to the market price of the Company’s common stock at the time of settlement, the Company will either file an additional registration statement or rely on an available exemption from registration, such as Section 3(a)(9) of the Securities Act. However, if the number of shares needed to settle the purchase contracts increases because a stock split, stock dividend or similar transaction triggers the anti-dilution adjustments included in the terms of the purchase contracts, the Company believes it will be able to rely on Rule 416(a).

2.	We are still considering your response to comment 13 in our letter dated May 27, 2011.

The Company has provided a supplemental response to Comment 13 on June 10, 2011 in response to the staff’s comments.

Strong balance sheet, liquidity position and risk management, page 8

3.	We note the disclosure regarding the settlements entered into with Fannie Mae and Freddie Mac. It appears from the filed agreements that certain mortgages were excluded from the settlement agreements. Please revise to make clear, if true, that the settlements do not cover all repurchase obligations Ally may have with these entities. To the extent possible, please quantify the amount of uncovered mortgages. Revise throughout the prospectus.

The Company has revised its disclosure on pages 8, 166, 167 and 203 of the Common Stock Prospectus. Included within this additional disclosure is the amount of uncovered mortgages where Ally Bank is the owner of the servicing, which is one category of exclusions from each of the settlement agreements with Fannie Mae and Freddie Mac. With respect to private-label securitization exposure, the Company respectfully submits that while it believes it knows the approximate amount of securities Freddie Mac owns and the seniority of such securities, it does not feel it is in a position to take responsibility for disclosing the amount of securities that Freddie Mac owns (and such amount may change depending on future actions that Freddie Mac may take). It is not practicable to quantify the amount of uncovered mortgages for the other excluded categories; however, the Company has disclosed the repurchase amounts it has experienced with respect to such categories for the twelve months (for Freddie Mac) and the three months (for Fannie Mae) ended March 31, 2011 on pages 166 and 167 of the Common Stock Prospectus.

Mr. Christian N. Windsor	3	June 28, 2011

Recent Developments, page 10

4.	We note the disclosure in this section relating to mortgage insurance rescissions. Please expand the disclosure by defining what mortgage insurance rescission is and why the payments to the securitization trusts are required. Disclose the impact these payments will have on your second-quarter financial statements. Please also tell us whether you have disclosed the risks associated with mortgage insurance rescissions in your previously filed annual, periodic or current reports. In addition, tell us, with a view toward revised disclosure, whether you anticipate similar rescissions to occur in the future.

The Company has revised its disclosure on page 10 of the Common Stock Prospectus to more fully describe what mortgage insurance rescission is and why payments to the securitization trusts are required. In response to the staff’s comment, the Company has also revised its disclosure to include an estimate of the impact these payments will have on second quarter 2011 financial results.

The Company has for some time had risk factor disclosure that the Company may be required to repurchase mortgage or other loans or indemnify investors for breaches of representations and warranties. Refer to page 29 of the Common Stock Prospectus. The rescission of mortgage insurance is contemplated by this risk factor disclosure as such rescission results in a breach by the Company of existing representations and warranties, which can trigger the Company’s obligation to repurchase applicable loans.

The Company respectfully submits that, based on the recent level of activity related to mortgage insurance rescissions and a review of outstanding mortgage loans, the Company does not currently expect that there is a risk of future material payments related to mortgage insurance rescissions because the Company has experienced limited activity related to mortgage insurance rescissions in 2011 and the Company believes that most of the mortgage insurance rescissions related to mortgage loans of 2004 to 2008 vintages has occurred already. As noted above, existing risk factor disclosure related to the Company’s potential obligation to repurchase mortgage or other loans or indemnify investors for breaches of representations and warranties contemplates the rescission of mortgage insurance. Based on the expected levels of future mortgage insurance rescissions, the Company does not believe that a specific reference to this issue is necessary.

Our ability to rely on deposits …, page 20

5.	Please revise to clarify the nature of the diversification the FDIC is seeking with respect to Ally Bank’s overall funding.

The Company has revised its disclosure on pages 20, 21 and 150 of the Common Stock Prospectus. The Company respectfully submits that disclosure of the nature of the diversification the FDIC is seeking with respect to Ally Bank’s overall funding is more appropriate as part of Management’s Discussion and Analysis of Financial Condition and Results of Operations since diversification of funding sources is not a risk factor. Accordingly, the Company has added this disclosure on page 150 of the Common Stock Prospectus and provided a reference to page 150 on pages 20 and 21 of the Common Stock Prospectus.

Mr. Christian N. Windsor	4	June 28, 2011

We are exposed to consumer credit risk ., page 30

6.	Please revise to disclose the total dollar amount of nonprime consumer automobile loans held at March 31, 2011 as well as the amount of nonperforming nonprime loans as of that date. Please also disclose the percentage of nonprime consumer automobile loans to total consumer automobile loans and your definition of “nonprime.”

The Company has revised its disclosure on page 31 of the Common Stock Prospectus to disclose the total dollar amount of nonprime consumer automobile loans and the amount of nonperforming nonprime loans at March 31, 2011 that are held by the Company’s North American Automotive Finance Operations. The Company respectfully submits that it did not provide similar disclosure for its International Automotive Finance Operations since there is no external third-party provider of consumer credit score information (like FICO in the United States and Canada) across the international geographies that it operates by which it could effectively quantify nonprime consumer automobile loans on a consistent basis.

Ally Bank, page 54

7.	We note the disclosure on page 55 that growth in retail deposits is key to further reducing your cost of funds and decreasing your reliance on the capital markets and other sources of funding. We also note the disclosure on page 55, provided in response to comment 10 in our letter dated May 27, 2011, that Ally Bank has reduced offered rates on new retail deposits without offering any significant rate advantage against the broader market. Please revise the risk factor on page 20 entitled, “Our ability to rely on deposits as a part of our funding strategy may be limited,” to specifically disclose that Ally Bank has begun reducing offered rates. If accurate, please disclose that a strategy of offering reduced rates could limit Ally Bank’s ability to grow and maintain deposits.

The Company has revised its disclosure on page 20 of the Common Stock Prospectus.

Representation and Warranty Obligations, page 57

8.	We note that you settled with five counterparties related to whole-loan sales. Please tell us why you have not filed these settlement agreements as exhibits to the registration statement.

The five settlement agreements referred to have not been filed as exhibits to the Registration Statement because the Company has concluded that they are not material agreements. The settlement amounts for each of the five counterparties ranged from $7.5 million to $57.5 million, and four of the five settlement amounts were less than $26 million. Further, at the time of settlement, amounts paid to each counterparty were fully within established accounting reserves, and as a result there was no income statement impact at the time of settlement. As a result of the foregoing, the Company concluded that each settlement agreement was not material to Ally from a quantitative perspective. From a qualitative perspective, managing repurchase claims (which includes the potential for settlements with counterparties), is not unusual and is within the ordinary course of the Company’s mortgage business, and there were otherwise no specific rights or obligations included within any of the five settlements that were unusual or significant to the Company overall.

Mr. Christian N. Windsor	5	June 28, 2011

As a result of the foregoing, the Company has concluded that none of the five whole-loan settlement agreements referenced on page 58 of the Common Stock Prospectus are material agreements.

Certain U.S. Federal Income Tax Consequences, A-53

9.	Please revise to clarify that this section is based on an opinion of counsel that has been filed with the registration statement.

The Company has revised its disclosure on page A-53 of the Units Prospectus.

Characterization of Units and Amortizing Notes, A-53

10.	We note the assumption in the last sentence of the second full paragraph on A-54 that the characterization of the Units as two separate instruments, the characterization of the amortizing notes as indebtedness, and the characterization of the purchase contracts as contracts to acquire Ally common stock will be respected for U.S. federal income tax purposes. It is inappropriate to assume a legal conclusion underlying the opinion. If counsel is not able to opine on this matter, then the opinion and this disclosure should clarify the reason for the uncertainty and the likelihood of the dual treatment of the units. Please revise accordingly, Also, please remove the statement that an investor should consult a tax adviser regarding the tax consequences of the possible recharacterization of the components of a Unit.

The Company has revised its disclosure on pages A-53-54 of the Units Prospectus.

Exhibit 5.1

11.	Please arrange for counsel to revise its opinion to quantify the shares of common stock to be offered, including the over-allotment shares and shares underlying the stock purchase contracts. In addition, arrange for counsel to quantify the number of tangible equity units, stock purchase contracts and junior subordinated amortizing notes to be offered.

We will revise our opinion to quantify the shares of common stock and the number of tangible equity units, stock purchase contracts and junior subordinated amortizing notes to be offered in a subsequent amendment.

Exhibit 8.1

12.	We note Davis Polk’s representation that the discussion in the prospectus under the heading “Certain U.S. Federal Income Tax Considerations” constitutes “a fair and accurate summary of the United States federal income tax consequences described therein.” Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please arrange to have counsel revise the opinion accordingly.

We have revised the opinion.

Mr. Christian N. Windsor	6	June 28, 2011

• • •

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours, /s/ Richard J. Sandler
Richard J. Sandler

cc w/enc:

Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP